Exhibit 99.2

SIGMA LITHIUM CORPORATION

UNAUDITED CONDENSED

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2025 AND 2024

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the unaudited condensed interim consolidated financial statements and the external auditor’s reports. The Audit Committee reports its findings to the Board for consideration when approving the unaudited condensed interim consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Ana Cristina Cabral"

Chief Executive Officer and Co-Chairperson

"Felipe Resende Peres"

Chief Financial Officer

1

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Financial Position

As of September 30, 2025, December 31, 2024 and January 1, 2024.

(Expressed in thousands of United States dollars)

		9/30/2025	12/31/2024	1/1/2024
	Notes		(As restated Note 2.3)	(As restated Note 2.3)
ASSETS
Current assets
Cash and cash equivalents	3	6,108	45,918	48,584
Trade accounts receivable	4	19,688	11,584	22,400
Inventories	5	22,314	16,140	14,667
Advance to suppliers	6	6,822	9,727	5,327
Accounts receivable from related parties	11	—	—	10
Prepaid expenses and other assets		739	3,034	3,304
Recoverable VAT and other taxes	7	7,125	6,368	13,339
Total current assets		62,796	92,771	107,631

Non-current assets
Judicial deposits	27	894	—	49
Loan and accounts receivable from related parties	11	18,491	12,953	9,928
Recoverable VAT and other taxes	7	2,725	1,312	—
Deferred income tax and social contribution	17	17,548	19,230	1,561
Cash held as collateral	8	12,686	12,686	11,519
Property, plant and equipment	9	171,350	141,025	180,856
Deferred exploration and evaluation expenditure	10	56,329	47,141	56,016
Total non-current assets		280,023	234,347	259,929

Total assets		342,819	327,118	367,560

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	12	54,873	32,627	53,675
Loans and export prepayment	13	48,578	61,596	21,807
Lease liability	14	2,308	1,753	1,609
Prepayment from customer	15	4,178	1,514	1,625
Taxes payable	16	7,620	3,923	10,234
Payroll and related charges		3,276	1,959	1,907
Legal contingencies	27	563	155	—
Other liabilities		6,920	5,244	1,459
Total current liabilities		128,316	108,771	92,316

Non-current liabilities
Loans and export prepayment	13	113,300	112,003	107,121
Lease liability	14	2,226	1,435	2,712
Taxes payable	16	4,337	3,174	104
Legal contingencies	27	3,327	3,271	—
Long term provisions		3,976	3,221	764
Asset retirement obligations	18	3,567	2,903	2,893
Total non-current liabilities		130,733	126,007	113,594

Shareholders' equity
Share capital	20	328,097	326,832	291,215
Stock-based compensation reserve		19,803	18,485	44,488
Tax incentive reserve	20.d	2,674	2,500	—
Accumulated other comprehensive income (loss)		(14,116)	(28,495)	1,533
Accumulated losses		(252,688)	(226,982)	(175,586)
Total shareholders' equity		83,770	92,340	161,650

Total liabilities and shareholders' equity		342,819	327,118	367,560

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

2

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars)

		Three Months Ended		Nine Months Ended
		9/30/2025	9/30/2024	9/30/2025	9/30/2024
	Note		(As restated Note 2.3)		(As restated Note 2.3)
Net sales revenue	22	28,549	20,894	93,109	104,016
Cost of goods sold	23	(30,082)	(29,232)	(87,862)	(87,639)
Gross profit (loss)		(1,533)	(8,338)	5,247	16,377

Sales expenses	23	(189)	(392)	(577)	(1,629)
General and administrative expenses	23	(4,523)	(5,252)	(13,618)	(14,218)
Other operating expenses, net	24	(2,368)	(304)	(11,755)	(5,331)
Stock-based compensation	26.c	(453)	(1,369)	(1,731)	(5,577)
Operating expenses		(7,533)	(7,317)	(27,681)	(26,755)
Operating loss before financial results and income taxes		(9,066)	(15,655)	(22,434)	(10,378)

Financial income (expenses), net	25	(2,612)	(8,430)	1,624	(34,112)
Loss before income tax and social contribution		(11,678)	(24,085)	(20,810)	(44,490)

Income tax and social contribution – current	17	21	(461)	(332)	(5,503)
Income tax and social contribution – deferred	17	82	(552)	(4,564)	7,139

Net loss for the period		(11,575)	(25,098)	(25,706)	(42,854)

Basic and diluted net loss per common share	21	(0.10)	(0.23)	(0.23)	(0.39)
Weighted average number of common shares outstanding - basic and diluted		111,307,968	110,821,505	111,286,725	110,626,605

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

3

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars)

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Net loss for the period	(11,575)	(25,098)	(25,706)	(42,854)

Items that are or may be reclassified subsequently to income or loss:
Foreign currency translation adjustment of subsidiary	2,303	2,214	14,379	(17,456)

Net loss and comprehensive loss for the period	(9,272)	(22,884)	(11,327)	(60,310)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

4

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars)

		9/30/2025	9/30/2024
	Note		(As restated Note 2.3)
Operating activities
Net loss for the period		(25,706)	(42,854)
Adjustments for:
Foreign exchange (gain) loss, net		(22,399)	19,666
Interest on loans with related parties	11	(2,055)	(888)
Accretion of present value of assets retirement obligation	18	177	120
Amortization of transaction costs	13	537	572
Provision for contingencies		311	1,892
Social programs provision		794	473
Stock-based compensation	26.c	2,208	5,577
Depreciation and depletion	23 / 24	8,378	9,325
Provision for expected inventory losses	24	7,859	—
Income tax and social contribution - current and deferred	17	4,896	(1,636)
Interest on loans and leases	13 / 14	15,022	15,959
Other		15	169

(Increase) decrease in operating assets
Trade accounts receivable		(6,031)	2,455
Inventories		(11,570)	(4,363)
Advance to suppliers		6,129	(3,831)
Prepaid expenses and other assets		2,619	1,170
Recoverable VAT and other taxes, net	7	(7,930)	(7,567)
Other assets		(848)	(38)

Increase (decrease) in operating liabilities
Suppliers	12	8,560	(5,152)
Prepayment from customer	15	2,475	4,416
Taxes payables		10,887	8,872
Payroll and related charges		1,495	4,252
Other liabilities		541	258

Interest payment on loans and leases	13	(2,930)	(18,644)
Net cash used in operating activities		(6,566)	(9,797)

Investing activities
Purchase of property, plant and equipment	9	(6,545)	(13,385)
Addition to exploration and evaluation assets	10	(736)	(3,066)
Loans to related parties for surface rights acquisition	11	(1,080)	(2,785)
Net cash used in investing activities		(8,361)	(19,236)

Financing activities
Repayment of loan	13	(75,259)	(109,181)
Proceeds from loans	13	48,958	164,721
Transactions costs	15	—	(174)
Payment of lease liabilities	14	(1,887)	(950)
Net cash provided by (used in) financing activities		(28,188)	54,416

Effect of exchange rate changes on cash held in foreign currency		3,305	(8,373)

Increase (decrease) in cash and cash equivalents in the period		(39,810)	17,010

Cash and cash equivalents, beginning of period		45,918	48,584
Cash and cash equivalents, end of period		6,108	65,594

Increase (decrease) in cash and cash equivalents in the period		(39,810)	17,010

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

5

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, except the number of shares)

	Note	Number of common shares	Share capital	Stock-based reserve	Earning reserves	Accumulated comprehensive income (loss)	Accumulated losses	Total
Balance as of January 01, 2024 (as restated Note 2.3)		110,059,471	291,215	44,488	—	1,533	(175,586)	161,650

Exercise of RSUs	20c & 26a	809,991	27,563	(27,563)	—	—	—	—
Stock-based compensation	26.c	—	—	8,096	—	—	—	8,096
Net loss for the period		—	—	—	—	—	(42,854)	(42,854)
Other comprehensive loss for the period		—	—	—	—	(17,456)	—	(17,456)
Balance at September 30, 2024 (as restated Note 2.3)		110,869,462	318,778	25,021	—	(15,923)	(218,440)	109,436

Balance at December 31, 2024		111,267,279	326,832	18,485	2,500	(28,495)	(226,982)	92,340

Exercise of RSUs	20c & 26a	95,700	1,265	(1,265)	—	—	—	—
Stock-based compensation	26.c	—	—	2,583	—	—	—	2,583
Tax incentive reserve	20.d	—	—	—	174	—	—	174
Net loss for the period		—	—	—	—	—	(25,706)	(25,706)
Other comprehensive income for the period		—	—	—	—	14,379	—	14,379
Balance at September 30, 2025		111,362,979	328,097	19,803	2,674	(14,116)	(252,688)	83,770

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

6

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

1.       Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium oxide concentrate.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São José, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where our operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018, under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021, on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023, Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

2.       Basis of preparation

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain disclosures included in the Company’s annual unaudited consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024, ("2024 Annual Financial Statements").

These unaudited condensed interim consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

All the amounts presented in United States Dollars (“US$”) have been translated from the Company's functional currency and may contain immaterial rounding.

As a result, the following explanatory notes are not repeated in this interim financial information either due to redundancy or materiality in relation to those previously presented in the annual financial statements:

•	Note 2.4 – Accounting policies
•	Note 3 – Use of judgments and estimates
•	Note 4 – New accounting standards and interpretations
•	Note 11.g – Property, plant and equipment - Impairment of non-financial assets
•	Note 28.b – Stock-based compensation - Stock option
•	Note 29 – Commitments

The unaudited condensed interim consolidated financial statements were approved by the Board on November 14, 2025.

7

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

2.1.   Transactions eliminated on consolidation

Intra-group balances and transactions, as well as any unrealized income and expenses arising from intra-group transactions, are eliminated.

2.2.   Functional currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding company with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference for market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

2.3.   Presentation currency of the financial statements

On January 1, 2025, the Company elected to change its presentation currency from Canadian Dollars (“CAD”) to United States Dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as though US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

For reporting periods prior to January 1, 2025, the statements of financial position have been translated from the functional currency (R$) to the new presentation currency (US$) using the exchange rates prevailing at each respective reporting date. Equity items, however, have been translated using historical accumulated rates dating back to the Company’s incorporation in 2018. The statements of income / (loss) and comprehensive income / (loss) were translated at average exchange rates for each reporting period, or at the rate prevailing on the date of the transaction. Exchange differences arising from the translation of 2024 financial information from R$ (functional currency) to US$ (presentation currency) have been recognized in other comprehensive income / (loss) and accumulated in a separate component of equity.

In compliance with IFRS Accounting Standards, the Company also presented a third statement of financial position as of January 1, 2024. Equity balances were restated using historical average exchange rates, except for significant transactions, which were translated using the actual historical rates. Any resulting differences were recorded as adjustments to the foreign currency translation reserve.

As of September 30, 2025, the main exchange rates used by the Company to convert the financial information with a currency different from functional currency were as follows: US$1.00 was equivalent to R$5.3186 (R$6.1923 on December 31, 2024) and CAD$1.00 was equivalent to R$3.8186 (R$4.3047 on December 31, 2024), based on the rates published by the Central Bank of Brazil.

2.4.   Going concern

Management understands that the actions being currently undertaken to obtain additional funding and implement its strategy, including making changes to its mains suppliers, enable it for the Company to continue as a going concern.

During the period ended September 30, 2025, the Company presented a negative working capital of $65,520, accumulated losses of $252,688¹ and incurred a net loss of $25,706.

8

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

The Company’s ability to continue as a going concern is dependent upon management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to maintaining support from outside sources of financing, while managing the uncertainty brought by the volatility in lithium markets.

¹Include $151,462 of Stock Based Compensation which did not impact cash flow of the Company.

3.       Cash and cash equivalents

Cash and cash equivalents include the following:

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Cash	6,108	24,860
Short-term investments	—	21,058
	6,108	45,918

In 2024, the Company held short-term investments abroad (denominated in United States Dollars) with an approximate yield of 3.76% p.a., and fixed income investments, with immediate liquidity, yielding 98.2% p.a. of the Brazilian interbank deposit certificate (“CDI”). As of September 30, 2025, the Company has terminated its financial investment positions are in line with evolving liquidity and strategic priorities.

4.       Trade accounts receivable

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Accounts receivable from customers	11,172	18,013
Provisional price adjustment	8,516	(6,429)
	19,688	11,584

The Company's operations include accounts receivable where the final selling price is established days after initial revenue recognition and product delivery.

The trade accounts receivable is subject to significant market price fluctuations until the final selling price is settled. The Company monitors the futures market for lithium to estimate the final prices when the quotational periods of the contracts close. As a result, accounts receivable as of September 30, 2025, have been estimated and adjusted based on relevant forward market prices (see Note 22). Any fluctuations in the value of these receivables are reflected in the Company's sales revenue.

5.       Inventories

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Lithium oxide concentrate	14,915	2,653
Green By-Products	8,197	6,499
Provision for expected inventory losses(1)	(8,197)	—
Total finished goods	14,915	9,152
Consumable	689	391
	15,604	9,543

Spare parts	6,710	6,597
Total	22,314	16,140
(1)	On June 30, 2025, the Company conducted a review of the recoverability of its inventories, considering current market conditions and updated estimates of future selling prices and associated costs. As a result, a provision for expected inventory losses on green by-products, totaling $8,197 was recognized and recorded under other operating expenses in the income statement for the period. The Company will continue to monitor the factors that may affect the net realizable value of its inventories and will adjust the provision as necessary.

Spare parts refer to components and equipment used in the short-term maintenance of machinery and equipment. As of September 30, 2025, the Company has not identified any need to recognize losses on slow-moving inventory.

9

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

6.       Advance to suppliers

As of September 30, 2025, the Company had outstanding balances for advances with domestic and foreign suppliers in the amount of $6,822 ($9,727 on December 31, 2024), for the acquisition of operating consumables.

7.       Recoverable VAT and other taxes

	9/30/2025	12/31/2024
		(As restated Note 2.3)
ICMS (State VAT)	2,725	1,312
Federal tax credits (PIS / COFINS)	5,493	5,224
Other recoverable taxes (1)	1,632	1,144
	9,850	7,680

Current	7,125	6,368
Non-Current	2,725	1,312
(1)	Income tax withheld on financial investments

The outstanding balance of recoverable federal taxes is expected to be recovered within the next 24 months, based on analysis and budget projections approved by management. Regarding the recoverable ICMS (state VAT), the Company expects to recover them in about two years.

8.       Cash held as collateral

As of September 30, 2025 and December 31,2024, the Company had advanced $12,686 as collateral related to the obligation to pay interest on export prepayment contract loans for the development of an industrial plant (Note 13). The amounts are determined based on the interest paid on the loan over the last twelve months established in the loan agreement. The settlement of the collateral will occur at the maturity of the agreement together with its final settlement.

10

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

9.       Property, plant and equipment

	Assets Under Construction	Buildings	Machinery and equipment	Right-of-use assets	Mining rights	Other assets	Total
Cost	—	57,540	95,679	5,702	29,810	717	189,448
Accumulated depreciation and depletion	—	(1,700)	(2,973)	(1,498)	(2,327)	(94)	(8,592)
Balance as of January 1, 2024 (as restated Note 2.3)	—	55,840	92,706	4,204	27,483	623	180,856

Additions	3,857	66	2,015	2,232	6,528	57	14,755
Disposal	—	—	(701)	(583)	—	(1)	(1,285)
Transfers	(1,134)	—	851	—	283	—	—
Depreciation and depletion	—	(2,331)	(4,956)	(2,043)	(3,974)	(103)	(13,407)
Foreign currency translation adjustment of subsidiaries	(446)	(11,854)	(20,393)	(754)	(6,313)	(134)	(39,894)
Balance as of December 31, 2024 (as restated Note 2.3)	2,277	41,721	69,522	3,056	24,007	442	141,025

Cost	2,277	45,039	76,285	6,082	29,306	606	159,595
Accumulated depreciation and depletion	—	(3,318)	(6,763)	(3,026)	(5,299)	(164)	(18,570)
Balance as of December 31, 2024 (as restated Note 2.3)	2,277	41,721	69,522	3,056	24,007	442	141,025

Additions	4,710	—	4,324	2,324	2,610	9	13,977
Depreciation and depletion	—	(1,538)	(4,299)	(1,635)	(2,454)	(87)	(10,013)
Disposal	—	—	(20)	(22)	—	—	(42)
Transfers of inventory – current assets	—	—	2,950	—	—	—	2,950
Foreign currency translation adjustment of subsidiaries	720	6,759	11,501	591	3,814	68	23,453
Balance as of September 30, 2025	7,707	46,942	83,978	4,314	27,977	432	171,350

Cost	7,707	52,438	96,434	9,526	36,773	716	203,594
Accumulated depreciation and depletion	—	(5,496)	(12,456)	(5,212)	(8,796)	(284)	(32,244)
Balance as of September 30, 2025	7,707	46,942	83,978	4,314	27,977	432	171,350

11

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

a) The average estimated useful lives are as follows (in years):

	9/30/2025	12/31/2024
Description		(As restated Note 2.3)
Buildings	26	26
Machinery and equipment	19	20
Right of use assets	3	3
Mining rights	8	8
Other assets	6	5

b) Assets under construction

In 2024, the Company began investments related to the Phase 2 capacity expansion, with capital expenditures for the project totaling $7,903 in 2025 ($2,372 as of December 31, 2024). Initially, accumulated expenditures are classified as construction in progress and will be reclassified to the appropriate asset categories upon completion of the operational plant. Additionally, the Company continued to invest into Phase 1 operational infrastructure, with related expenditures classified as construction in progress and reclassified to the respective asset categories as each infrastructure initiative is completed.

c) Right-of-use assets

Right-of-use assets include land, machinery, and equipment provided exclusively for the Company’s use on-site. The Company considers as right-of-use those contracts longer than 12 months in which assets have individual amounts greater than $5.

d) Depreciation and depletion

The allocation of depreciation costs incurred as of September 30, 2025 and December 31, 2024, is shown below:

	9/30/2025	12/31/2024
Reconciliation of depreciation and depletion for the period		(As restated Note 2.3)
Operating expenses	9,843	13,367
Deferred exploration and evaluation expenditure	170	40
Depreciation accumulated for the period	10,013	13,407

10.        Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Opening balance	47,141	56,016

Exploration and feasibility investments	906	3,186
Share based compensation of exploration and feasibility personnel	450	1,267
Additions	1,356	4,453

Disposal	—	(342)
Asset retirement cost	—	(100)
Foreign currency translation adjustment of subsidiaries	7,832	(12,886)

Closing balance	56,329	47,141

12

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

11.        Related parties’ transactions

A summary of related parties is set out below:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm indirectly controlled by Marcelo Paiva, a director of Sigma Lithium, who is the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is the major shareholder of the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a director of Sigma Lithium, and had no transactions with the Company during the period ended September 30, 2025.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm is indirectly controlled by Marcelo Paiva, a director of Sigma Lithium.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a director of Sigma Lithium. The CEO, Ana Cristina Cabral has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a director of Sigma Lithium, and had no transactions with the Company before or during the period ended September 30, 2025.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of the Sigma Brazil, Marina Bernardini, has an indirect economic interest and is an officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity whose directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

a) Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has a CSA with A10 Advisory, whereby strictly the following expenses are reimbursed: (i) the cost of administrative personnel that is 100% allocated to Sigma Lithium; (ii) the rental of Sigma Lithium’s office space, which was formerly occupied and until recently paid by A10 Advisory, and is now fully utilized by Sigma Lithium; and (iii) health insurance expenses of former A10 Advisory staff, now employed only by Sigma Lithium, which continue to be paid by A10 Advisory. Marcelo Paiva does not receive any compensation or benefits as part of such CSA.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 14).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The valuation of the amount must be equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of September 30, 2025, the Company recognized an amount of $1,702 ($951 as of December 31, 2024) to be paid to Miazga, of which $537 was settled during the first half of 2025.

13

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides the loan of an amount up to $12,000. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15,000, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement totaled $18,491 as of September 30, 2025 ($12,953 as of December 31, 2024), of which $13,875 ($12,795 as of December 2024) represents loan disbursements and $4,621 ($2,566 as of December 2024) corresponds to capitalized interest. During the nine-month period ended September 30, 2025, Tatooine requested $1,080 to acquire properties located over the Company’s mining rights.

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transactions with related parties

			Nine months Ended,			Nine months Ended,
	9/30/2025		9/30/2025	12/31/2024		9/30/2024
				(As restated Note 2.3)		(As restated Note 2.3)
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	—	26	(342)	—	—	(168)
Miazga
Lease agreements	—	613	(176)	—	5	(3)
Royalties	—	1,299	(751)	—	671	—
Arqueana
Lease agreements	—	1,413	(211)	—	123	(14)
Tatooine
Loan to related party	18,491	—	2,055	12,953	—	888
Instituto Lítio verde
Accounts payable	—	1,383	(808)	—	563	(637)
Total	18,491	4,734	(233)	12,953	1,362	66

b) Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	Nine months ended,
	9/30/2025	9/30/2024
		(As restated Note 2.3)
Stock-based compensation, included in operating expenses	1,386	2,088
Salaries, benefits and director's fees, included in general and administrative expenses	593	883
	1,979	2,971

Key management includes the directors of the Company, the executive management team and senior management at Sigma Brazil.

12.        Suppliers

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Brazilian-based suppliers (1) /(2)	47,060	26,190
Non-Brazilian-based suppliers	7,813	6,437
Total suppliers (3)	54,873	32,627
(1)	Out of the amount recognized in suppliers, as of September 30, 2025, $9,387 ($5,631 as of December 31, 2024) is related to an ongoing arbitration to which Sigma Brazil is a party, as per Note 27 - Legal claim contingency;
(2)	The Company has decided to review mining operations to increase it efficiency, where its includes a change of some suppliers and the outstanding balance as of September 30, 2025 is part of demobilization process;
(3)	As of December 31, 2024, the Company reclassified to suppliers the amount of $9,071 previously recognized as accounts payable.

14

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

13.        Loans and export prepayment

	Current liabilities		Non-current liabilities
	9/30/2025	12/31/2024	9/30/2025	12/31/2024
		As restated Note 2.3)		As restated Note 2.3)
Loans and export prepayment agreements
U.S dollar denominated
Export prepayment trade finance	36,742	60,125	—	—
Export prepayment agreements - Synergy	9,033	624	100,000	100,000
	45,775	60,749	100,000	100,000
Reais denominated
Finame - BDMG	2,803	847	14,354	13,398

Total loans and export prepayment	48,578	61,596	114,354	113,398

Transactions costs	—	—	(1,054)	(1,395)

Total loans and export prepayment + Transactions costs	48,578	61,596	113,300	112,003

The balances of loans and export prepayments are recognized at the amortized cost and are detailed as follows:

As of September 30, 2025, the principal amount of short-term and long-term loans and export prepayments of the Company by maturity year, adjusted for interest and exchange variation, before transaction costs, are as follows:

In US$	Reais denominated	U.S dollar denominated	Total
2025	551	40,769	41,320
2026	3,126	105,006	108,132
2027	3,514	—	3,514
2028	3,514	—	3,514
2029	3,450	—	3,450
After 2029	3,002	—	3,002
	17,157	145,775	162,932

The Reais denominated amounts refer to the loans from Banco de Desenvolvimento de Minas Gerais (BDMG) and the U.S dollar denominated amounts refer to the short-term and long-term export prepayment.

The table below shows the changes in the Company’s loans and export prepayments during the periods:

	9/30/2025	12/31/2024
Description		(As restated Note 2.3)
Opening balances	173,599	128,928

Additions	48,958	178,383
Interest expense (1)	14,701	20,954
Payment of interest (2)	(2,930)	(31,545)
Principal amortization (3)	(75,259)	(122,161)
Foreign exchange (4)	(23,323)	42,387
Transaction costs additions	—	(174)
Transaction costs amortization	537	745
Others	—	1,001
Foreign currency translation adjustment of subsidiary	25,595	(44,919)

Loans and export prepayment agreements	161,878	173,599
(1)	Interest expenses incurred in the nine-month period ended September 30, 2025 and the year ended December 31, 2024 - see note 25.
(2)	Interest payments made during the nine-month period ended September 30, 2025, totaled $2,930 including: (i) $1,918 for export prepayment agreements and (ii) $1,012 for financing agreements with BDMG;
(3)	Refers to repayment of principal of export prepayment trade finance;
(4)	The Brazilian real appreciated by 14.1% against the U.S. dollar in the 2025. This variation primarily affects provisions and does not significantly impact cash flow.

15

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

Export Prepayment Trade Finance

During the year ended December 31, 2024, the Company entered into export prepayment agreements with financial institutions for a total of $171,778. These agreements have maturities ranging from 90 to 360 days and carry interest rates between 7.0% p.a. and 10.5% p.a. Additionally, the Company repaid $121,742 in export prepayment agreements, the maturities which occurred during the year.

For the nine months ended September 30, 2025, the Company entered into export prepayment agreements with financial institutions for a total amount of $48,958. These agreements have maturities ranging from 30 to 180 days and bear interest rates between 9.0% p.a. and 10.7% p.a. Additionally, the Company repaid $74,807 related to export prepayment agreements that matured during this period.

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of $100 million, with annual interest payments based on the 12-month Bloomberg short-term bank yield index (“BSBY”) plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down $60 million. The balance of $40 million was disbursed in two subsequent drawdowns of $20 million each, on February 28, 2023, and on March 16, 2023.

The Company paid at the inception of the agreement $12,686 (Note 8) as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $2,964. Principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, being the first measurement date, the third quarter ended September 30, 2023. Repayments will be determined based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior six-month period ended March 31 and September 30.

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company's assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to $100 million and R$100 million.

As of November 15, 2024, the Bloomberg Short-Term Bank Yield Index (BSBY) was discontinued. In response to this change, the Company transitioned to using the 12-month Secured Overnight Financing Rate (SOFR) as our benchmark rate. For interest payments after December 2024, the new rate applied will be SOFR + 6.95%.

In the nine-month period ended September 30, 2025, the Company recognized interest expense on this contract in the amount of $8,402 ($9,414 as of September 30, 2024).

a) Banco de Desenvolvimento de Minas Gerais - BDMG

The Company entered into a financing agreement with BDMG. The first tranche of $3,084 was received on January 13, 2023, and $768 on November 14, 2023. This financing entails quarterly interest payments and includes a 24-month grace period for principal amortization. Principal repayment occurs over 60 monthly installments, with the first installment due on December 15, 2024. The financing carries an annual interest rate of Sistema Especial de Liquidação e Custodia SELIC+3.75%.

16

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

On October 24, 2023, the Company entered into another financing agreement with BDMG for $9,449, the first tranche of $8,607 was received in December 2023 and second tranche of $789 received in May 2024. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled over 60 monthly installments, with the first installment due on December 7, 2025. The interest on this loan is SELIC+3.88% per annum.

Additionally on May 9, 2024, the Company entered into another financing agreement with BDMG for $8,234. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled for over 60 monthly installments, with the first installment due on May 30, 2026. The interest of this loan is SELIC+3.93% per annum.

In the nine-month period ended September 30, 2025, the Company recognized an interest expense on this contract in the amount of $2,018 ($1,332 as of September 30, 2024).

b) Banco Nacional de Desenvolvimento Econômico e Social - BNDES

On October 10, 2024, Sigma Lithium signed the final agreement securing a R$486,800 development loan from the National Brazilian Bank for Economic and Social Development (“BNDES”) to fund the construction of a second Greentech carbon neutral industrial plant for lithium oxide concentrate at Vale do Jequitinhonha in Brazil. The Company is required to provide a letter of credit (“bank guarantee”) issued by a BNDES registered financial institution in advance of first drawdown. As of September 30, 2025 the Company has not recorded any drawdowns from BNDES.

As of September 30, 2025 the Company is in compliance with all debt covenants.

14.        Lease liability

The lease liabilities are primarily related to the land leases owned by Miazga Participações S.A. (“Miazga”) and Arqueana, a related party (note 11), while the remaining lease contracts relate to land, apartments and houses, commercial spaces, operational equipment, and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates, with a weighted average rate of 10.72% which was determined to be the Company’s incremental borrowing rate.

The changes in lease liabilities are shown in the following table:

	9/30/2025	12/31/2024
Description		(As restated Note 2.3)
Opening balances	3,188	4,321

Remeasurement	2,324	2,232
Interest expense	321	369
Disposal	(25)	(496)
Payments	(1,887)	(2,392)
Others	—	(47)
Foreign currency translation adjustment of subsidiary	613	(799)

Lease Liability total	4,534	3,188

Current	2,308	1,753
Non-Current	2,226	1,435

Maturity analysis - contractual discounted cash flows

As at September 30, 2025
Less than one year	2,308
Year 2	678
Year 3	408
Year 4	346
Year 5	312
More than 5 years	482
Total contractual discounted cash flows	4,534

17

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

15.        Prepayment from customer

Refers to payments made in excess due to the provisional pricing applied at the time of invoicing, with the final amount subject to adjustments based on all variable pricing elements outlined in the sales contract. As of September 30, 2025, the outstanding balance was $4,178 ($1,514 as of December 31, 2024).

16.        Taxes payable

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Municipal taxes	1,287	422
State taxes (1)	2,569	297
Federal taxes	8,101	6,378
	11,957	7,097

Current	7,620	3,923
Non-Current	4,337	3,174

(1) During 2025 3rd Quarter, the Company identified inconsistencies in its tax ancillary obligations related to prior years (mostly 2022 and 2023) regarding the non-fulfillment of certain requirements and deadlines set by tax legislation. To rectify its situation with the tax authorities and demonstrate full compliance with legal obligations, the Company took a proactive approach by voluntarily disclosing the issue to the relevant authorities. The amounts related to this voluntary disclosure will be paid in 60 installments, comprising $1,360 of principal, $672 in interest and fines.

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Brazil the tax benefit of a 75% reduction in income tax, also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current income tax payment by approximately 75%, starting in 2024, for the next ten years. The amount saved will be transferred to a reserve account for tax incentives within the equity accounts and cannot be distributed to the shareholders. For the nine-months ended September 30, 2025, the Company recognized a reserve for tax incentives in the amount of $174 ($2,500 as of December 31, 2024) - see note 20.d.

17.        Income tax and social contributions

a) Current income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss are as follows:

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Current	21	(461)	(332)	(5,503)
Deferred	82	(552)	(4,564)	7,139
	103	(1,013)	(4,896)	1,636

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totals 27% income tax rate applicable to Sigma in Canada:

18

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Loss before income tax and social contribution	(11,678)	(24,085)	(20,810)	(44,490)
Statutory tax rate	27%	27%	27%	27%
Tax credit at statutory rate	3,153	6,503	5,619	12,012
Reconciling items
Impact of foreign income tax rate differential	619	1,428	828	2,100
Exclusion of Canadian tax credits	(926)	(995)	(2,585)	(3,912)
Unrecognized tax loss carryforwards	(2,530)	(7,949)	(8,758)	(8,564)
Other	(213)	—	—	—
Current and deferred income tax and social contribution	103	(1,013)	(4,896)	1,636
Effective tax rate	0.9%	(4.2%)	(23.5%)	3.7%

The amount of $13,885 as of September 30, 2025 ($12,548 as of December 31, 2024) of tax loss carryforward generated in Canada by the Company has not been recognized since we do not expect to have taxable income to offset it. This tax loss carryforward expires between 2039 and 2044.

b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2024	Income	Equity	9/30/2025
	(As restated Note 2.3)
Temporary differences:
Pre-operational expenses	2,490	(533)	—	1,957
Tax loss carry forward	8,165	(157)	—	8,008
Unrealized foreign currency fluctuation	8,364	(7,166)	—	1,198
Leasing	(14)	22	—	8
Taxes installments program	1,365	590	—	1,955
Commission provision	435	(372)	—	63
Reversal of present value adjustment (ARO)	—	60	—	60
Provision for expected inventory losses	—	2,627		2,627
Financial result – Swap transactions	168	351	—	519
Others	—	14	—	14
Foreign currency translation adjustment of subsidiaries	(1,743)	—	2,882	1,139
Total deferred tax assets	19,230	(4,564)	2,882	17,548

The Company expects to realize the deferred tax assets within two years.

18.        Asset retirement obligations (“ARO”)

The balance of provisions for assets retirement obligations is as follows:

	9/30/2025	12/31/2024
		(As restated Note 2.3)
Xuxa Mine (1)	2,665	2,169
Barreiro Mine (2)	902	734
Total	3,567	2,903

1	- Related to Phase I classified within property, plant and equipment.
2	- Related to Phase II classified within Deferred exploration and evaluation expenditure.

19

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

The changes in asset retirement obligations are shown in the following table:

	9/30/2025	12/31/2024
Description		(As restated Note 2.3)
Opening balances	2,903	2,893

Accretion of asset retirement obligation	177	156
Addition of fixed assets	—	614
Reversal of exploration assets	—	(100)
Foreign currency translation adjustment of subsidiary	487	(660)

Asset retirement obligation total	3,567	2,903

19.        Financial instruments

a) Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers, and loans and export prepayment, which may contain embedded derivatives.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three-months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•	Classification of financial instruments (consolidated)

		9/30/2025		12/31/2024
				(As restated Note 2.3)
Description	Note	Measured at amortized cost	Fair value through profit and loss (1)	Measured at amortized cost	Fair value through profit and loss (1)
Assets
Current
Cash and cash equivalents	3	6,108	—	45,918	—
Trade accounts receivable	4	—	19,688	—	11,584
Non-current
Loan and accounts receivable from related parties	11	18,491	—	12,953	—
Cash held as collateral	8	12,686	—	12,686	—
		37,285	19,688	71,557	11,584

Liabilities
Current
Suppliers	12	54,873	—	32,627	—
Loans and export prepayment	13	48,578	—	61,596	—
Prepayment from customer	15	—	4,178	—	2,154
Non-current
Loans and export prepayment	13	113,300	—	112,003	—
		216,751	4,178	206,226	2,154
(1)	The Company measures certain financial assets and liabilities using Level 2 inputs, which are observable but not quoted in active markets.

b) Financial risk management:

The Company uses risk management strategies in which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rates, interest rates, market price, credit risk and liquidity risks.

20

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

•	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in U.S dollar, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of September 30, 2025 is as follows:

Description	9/30/2025
Canadian dollars
Cash and cash equivalents	13
Tax recoverable	711
Suppliers	(6,836)
Other current liabilities	(87)
(6,199)

United States dollar
Cash and cash equivalents	1,173
Trade accounts receivable	19,688
Cash held as collateral	12,686
Suppliers	(2,905)
Prepayment from customer	(4,178)
Interest on export prepayment agreement	(11,975)
Export prepayment agreement	(133,800)
(119,311)

•	Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on September 30, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	9/30/2025
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	3.8186	3.8391	4.2230	4.6069
CAD (-)	3.8186	3.8391	3.4552	3.0713
USD (+)	5.3186	5.3797	5.9177	6.4556
USD (-)	5.3186	5.3797	4.8417	4.3038

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	9/30/2025
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated (+)	(6,199)	(33)	(594)	(1,061)
Canadian dollar-denominated (-)	(6,199)	(33)	652	1,508
U.S dollar-denominated (+)	(119,311)	(1,355)	(12,078)	(21,014)
U.S dollar-denominated (-)	(119,311)	(1,355)	11,751	28,134

(1)	Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, on October 24, 2025.

•	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

21

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

•	Sensitivity analysis of interest rate variations

The Company considered scenario probable and scenarios 1 and 2 of changes in interest rates volatility as of September 30, 2025.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the three-month periods ended September 30, 2025:

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Liabilities
Rate		15.00%	15.00%	16.50%	18.00%
BDMG	SELIC (+10% and +20%)	17,157	(610)	(671)	(732)

Rate		4.15%	4.15%	4.25%	4.36%
Export prepayment agreement	SOFR (+2.5% and +5.0%)	100,000	(1,021)	(1,047)	(1,099)

(1)	Sensitivity analysis of the probable scenario was measured using as reference the rates on October 20, 2025.

During 2024, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in US$, which is originally calculated on the notional amount in US$, to DI plus an interest rate calculated on the notional amount in R$. The table below demonstrates the swap results up to September 30, 2025, recognized in the financial result.

				Appreciation (R$)		9/30/2025	Nine months ended, 9/30/ 2025
Interest rate swap	Maturity	Functional currency	Notional	Asset position R$	Liabilities position R$	Receivable / (Payable) R$	Impact on financial income / (expense)
Swap	11/24/25	R$	121,070	129,135	135,499	(6,364)	(1,030)

•	Market price risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

As of September 30, 2025, the Company recorded an adjustment to the provisional pricing, reflecting relevant differences between the price initially used and the price established for September sales.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the last quarter of 2025 is detailed below:

		Shipment		Effect on
	Volume (kt) (3)	average price	Variation	Sales Revenue
Lithium oxide concentrate (Probable)(1)	162,196	919	13	2,097
Lithium oxide concentrate (+20%)(2)	162,196	933	23	3,772
Lithium oxide concentrate (-20%)(2)	162,196	622	(23)	(3,772)

(1)	The sensitivity analysis for the probable scenario was measured using October 24, 2025, futures price from the Guangzhou Futures Exchange as a reference.
(2)	Provisional price on September 30, 2025.
(3)	Total volume of contracts with exposure to market price fluctuation

22

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

•	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

•	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	54,873	—	—	—	54,873
Loans and export prepayment	48,573	107,028	6,389	942	162,932
Lease liabilities	2,308	1,086	658	482	4,534

a) Capital Management

The Company’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of September 30, 2025, capital consisted of equity attributable to common shareholders of $83,770 ($92,340 as of December 31, 2024). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the year ended December 31, 2024.

b) Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreement and BDMG loan, since both are based on floating interest rates such as SOFR and SELIC, respectively. Given the very specific condition of the export prepayment loan, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

23

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

20.        Share capital

a) Ownership structure

On September 30, 2025 and December 31, 2024 the Company had 111,362,979 and 111,267,279 common shares, respectively. On September 30, 2025, to the best of the Company’s knowledge, the Company´s largest shareholder, and the only shareholder with over 10% of common shares, is A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), with 42.82% of the common shares.

b) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

c) Common shares issued by the Company for the period ended September 30, 2025, and 2024:

	Number of common shares	Amount ($)
Balance, January 1, 2024 (as restated Note 2.3)	110,059,471	291,215
Exercise of RSUs	809,991	27,563
Balance, September 30, 2024 (as restated Note 2.3)	110,869,462	318,778

Balance, January 1, 2025	111,267,279	326,832
Exercise of RSUs	95,700	1,265
Balance, September 30, 2025	111,362,979	328,097

d) Reserve for tax incentives

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Brazil for the tax benefit of a 75% reduction in income tax (a federal tax), also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit will allow the Company to reduce its current income tax expenses by approximately 75%, starting in 2024, for the next ten years. The tax incentive received by Sigma can be granted to new ventures located in the SUDENE, Espírito Santo, and cities in northern Minas Gerais (such as Araçuaí and Itinga) and applies to projects for implementation, modernization, expansion, or diversification of these companies. The amount saved cannot be distributed to the shareholders and will be added to a reserve account for tax incentives within the equity accounts. For the nine-month period ended September 30, 2025, the Company recognized a reserve for tax incentives in the amount of $174 ($2,500 as of December 31, 2024).

21.        Loss per share

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Net loss for the period	(11,575)	(25,098)	(25,706)	(42,854)
Weighted average number of common shares	111,307,968	110,821,505	111,286,725	110,626,605
Basic and diluted net loss per common shares	(0.10)	(0.23)	(0.23)	(0.39)

22.        Net sales revenue

Net revenues presented in the income statement are comprised as follows:

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Gross sales revenue – lithium concentrate	30,433	41,383	96,101	137,870
Provisional price adjustment (1)(2)(3)(4)	(2,889)	(20,764)	(10,249)	(36,430)
Shipping services	1,005	275	7,257	2,576
Total net sales revenue	28,549	20,894	93,109	104,016

The amount includes: (1)$2,105 of final price adjustment and (2) ($2,452) of interest of pre-payment of cargo for the three months period ended September 30, 2025 and (3) ($3,803) of final price adjustment and (4) $(2,933) of interest of pre-payment of cargo for the nine months period ended September 30, 2025.

24

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

Shipment contracts are established with provisional terms and are subject to adjustments based on the variability of underlying lithium oxide concentrate market prices, as well as the confirmation of the lithium oxide grade of the shipment certificate of analysis by re-assaying at port of delivery. Consequently, the final settlement value may differ from the initial recorded value. Changes in this value are permanently monitored during the quotational period of each shipment and any provisional pricing adjustments are recognized as revenue in the statement of income (loss). Sales at the outset are booked adjusted for lithium oxide grade and net of moisture based on the assaying at the Brazilian port.

23.        Expenses by category

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Operation	(17,542)	(15,842)	(45,048)	(46,411)
Labor	(5,814)	(7,310)	(17,524)	(19,417)
Logistics costs (trucking, shipping and port)	(3,566)	(3,169)	(14,554)	(11,409)
Depletion/Depreciation	(1,869)	(2,876)	(8,356)	(9,325)
Services	(1,722)	(2,122)	(5,383)	(5,967)
Royalties(1)	(958)	(651)	(3,166)	(3,089)
Stock-based compensation(2)	(538)	—	(477)	—
Other	(2,785)	(2,906)	(7,549)	(7,868)
Expenses by nature	(34,794)	(34,876)	(102,057)	(103.486)

Cost of products sold	(30,082)	(29,232)	(87,862)	(87,639)
General and administrative expenses	(4,523)	(5,252)	(13,618)	(14,218)
Sales expenses	(189)	(392)	(577)	(1,629)
	(34,794)	(34,876)	(102,057)	(103,486)
(1)	Applicable Royalties:
i.)	2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.
ii.)	A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.
iii.)	Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

(2)	Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses.

24.        Other operating expenses, net

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Provision for long-term inventory losses(1)	—	—	(7,859)	—
Warehouse Low Grade	(333)	—	(333)	—
Environmental and social expenses	(773)	(585)	(1,984)	(2,153)
Accrual for contingencies	(11)	18	(97)	(1,892)
Taxes and fees(2)	(1,360)	—	(1,360)	(984)
Depreciation	(9)	—	(22)	—
Others	118	263	(100)	(302)
Other operating expenses, net total	(2,368)	(304)	(11,755)	(5,331)

(1)	On June 30, 2025, the Company conducted a review of the recoverability of its inventories, considering current market conditions and updated estimates of future selling prices and associated costs. As a result, an inventory write-off totaling $7,859 was recognized and recorded under other operating expenses in the income statement for the period. The Company will continue to monitor the factors that may affect the net realizable value of its inventories and will adjust the provision as necessary.

(2)	During 2025 3rd Quarter, the company identified inconsistencies in its tax ancillary obligations related to prior years (mostly 2022 and 2023) regarding the non-fulfillment of certain requirements and deadlines set by tax legislation. To rectify its situation with the tax authorities and demonstrate full compliance with legal obligations, the Company took a proactive approach by voluntarily disclosing the issue to the relevant authorities. The amounts related to this voluntary disclosure will be paid in 60 installments, comprising $1,360 of principal, $672 in interest and fines (Note 25).

25

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

25.        Financial expenses

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Financial income	629	(237)	2,238	2,711

Financial expenses
Interest accrued on loans and export prepayment (1)	(4,843)	(5,728)	(14,701)	(15,683)
Contractual penalty fee	(258)	—	(258)	—
Foreign exchange on tax/fees	(196)	(1,937)	(1,916)	(2,475)
Interest and late payment penalties on taxes (Note 24 (2))	(1,118)	(102)	(1,297)	(147)
Accretion of leases and asset retirement obligation	(175)	(92)	(498)	(312)
Other expenses	(173)	(171)	(348)	(537)
	(6,763)	(8,030)	(19,018)	(19,154)
Foreign exchange variation on net assets (2)	3,522	(163)	18,404	(17,669)
Financial expenses, net total	(2,612)	(8,430)	1,624	(34,112)
(1)	In the three-month periods ended September 30, 2025 interest accrued on loans and export prepayment expenses, included $1,222 related to export prepayment agreements, $770 to financing agreements with BDMG and $2,851 to long-term export prepayment – Synergy, and in the nine-month periods ended September 30, 2025 interest accrued on loans and export prepayment expenses, included $4,281 related to export prepayment agreements, $2,018 to financing agreements with BDMG and $8,402 to long-term export prepayment – Synergy.
(2)	The Brazilian real appreciated by 14.1% against the US$ in the nine-month period ended September 30, 2025. This variation is non-cash and primarily affects provisions and accruals.

26.        Stock-based compensation

(a) Restricted share units (RSU)

The Company’s Board has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval in accordance with the policies of the TSXV at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board or a committee appointed by the Company’s Board to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the approved Equity Incentive Plan a total of 18,120,878 RSUs and/or Options could be granted and converted into shares, out of which 15,278,130 equity units have already been granted or issued. A total of 2,842,748 equity units remain available for new grants. The exercise of RSUs is typically either milestones driven or has calendar weighted vesting schedules.

The accounting of RSUs granted to awardees is undertaken in accordance with the status of the grant, as follows:

a) Upon Board approval of the awardees grants: the Company commences accrual of unvested RSUs expenses throughout the vesting period. RSU expenses are calculated based on as per the stock price on the date of the Board approval.

b) Upon vesting of RSUs: end of accrual period. Once the awardees exercises the RSUs, shares are issued to the awardees.

Number of RSUs
Balance, January 1, 2024	1,363,660
Exercised (1)	(1,207,808)
Forfeited (2)	(207,000)
Granted (3)	435,000
Balance, December 31, 2024	383,852
Exercised	(95,700)
Granted (4)	34,000
Forfeited (5)	(261,250)
Adjustment (6)	21,667
Balance, September 30, 2025	82,569

26

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

(1) out of the total amount of RSUs exercised in the year ended December 31,2024, 430,925 RSUs are related to packages granted to former directors related to their 2022/2023 year mandate, and 136,500 RSUS are related to packages granted to former and current directors related to their 2023/2024 year mandate.

(2) The amount includes 75,000 RSUs granted to former and current directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2023/2024 year mandate, which did not happen. The remaining amount relates to packages granted to employees that have left the Company before the packages vested.

(3) The amount includes 162,000 RSUs granted to members of the Board, related to their 2023/2024-year and 2024/2025-year mandates. The remainder pertains to new retention packages awarded to employees and consultants of the Company.

(4) The amount relates to 34,000 RSUs granted to a member of the Board, related to their 2024/2025-year mandate.

(5) The amount includes 15,000 RSUs previously granted to a former director, for their 2024/2025-year mandate, which was forfeited since the director resigned his position in the Board. The amount also includes 60,000 RSUs granted to current directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2024/2025-year mandate, which did not happen. The remaining amount relates to packages granted to employees or consultants that have left the Company before the packages vested.

(6) This adjustment represents 21,667 RSUs previously forfeited on an outdated proportional basis, which now has been updated to reflect the terms of the Equity Incentive Plan.

(b)         Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, in which a total of 100,000 stock options were granted. The Board approved on April 22, 2024, the grant of stock options at a price of $14.31, equivalent to the fair value per share on April 11, 2022.

The Company has used a Black-Scholes valuation methodology to determine the fair value of the stock options throughout the period, with the following assumptions:

4/22/2024
Risk-free rate	3.82%
Expected equity volatility	66.34%
Average share price	27.27
Expected dividend rate	—

Given that the exercise expiry date of the stock options was on April 25, 2025, and the service provider did not exercise any stock options, the stock options expired and are no longer outstanding, as of September 30, 2025.

Previous Exercise Expiry date	Weighted average remaining exercisable life (years)	Number of options	Grant date (exercisable) fair value
April 25, 2025	N/A – stock options expired	100,000	$17.47

(c) Measurement of stock-based compensation

The total stock-based compensation is a non-cash item in the period. It is accounted in the Income Statement as per the accounts below (non-cash item). It is also accounted for in the shareholder´s equity as a provision. Upon vesting of RSUs the provision is transferred to the Company´s share capital.

	Three Months Ended		Nine Months Ended
	9/30/2025	9/30/2024	9/30/2025	9/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Stock-based compensation expense	453	1,369	1,731	5,577
Cost of goods sold (adjustments)	538	—	477	—
Property, plant and equipment	(13)	945	(75)	1,351
Deferred exploration and evaluation expenditure	450	138	450	994
Others	—	—	—	174
	1,428	2,452	2,583	8,096

27

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

27.        Legal contingencies

The Company is subject to certain claims, classified by legal advisors as probable losses, detailed below:

	9/30/2025
Nature	Contingency
	Current	Non-current	Stock-based compensation	(-) Suppliers	Probable loss, net
Civil (1)	563	1,747	166	(2,029)	447
Labor	—	1,580	—	—	1,580
total	563	3,327	166	(2,029)	2,027

	12/31/2024
					(As restated Note 2.3)
Nature	Contingency
	Current	Non-current	Stock-based compensation	(-) Suppliers	Probable loss, net
Civil (1)	155	1,742	166	(1,736)	327
Labor	—	1,529	—	—	1,529
total	155	3,271	166	(1,736)	1,856

As of September 30, 2025, the Company, under court order, holds judicial deposits to guarantee certain civil lawsuits in the amount of $894.

The changes in legal claim contingency are shown in the following table:

Nature	12/31/2024	Accrued Charges	Net utilization of reversal	(-) Suppliers	Exchange Variation	Foreign currency translation adjustment of subsidiary	9/30/2025
	(As restated Note 2.3)
Civel (1)	327	380	(25)	(258)	(264)	287	447
Labor	1,529	—	—	—	(188)	239	1,580
total	1,856	380	(25)	(258)	(452)	526	2,027
(1)	Sigma is a party to certain lawsuits and arbitrations, and a portion of the amount involved is recognized in the Company's statement.

Additionally, the Company is a party to other proceedings classified by legal advisors as possible loss, therefore representing present obligations whose cash outflow is not probable. Thus, no provision has been made for any liabilities in these consolidated financial statements. The amounts are detailed below:

	9/30/2025			12/31/2024
Nature				(As restated Note 2.3)
	Contingency	(-) Suppliers	Possible loss, net	Contingency	(-) Suppliers	Possible loss, net
Civil (2)	16,346	(9,387)	6,959	11,770	(5,631)	6,139
Regulatory	154	—	154	128	—	128
Labor	1,440	—	1,440	487	—	487
	17,940	(9,387)	8,553	12,385	(5,631)	6,754
(2)	Sigma is a party to certain lawsuits and arbitrations, and a portion of the amount involved is recognized in the Company's statement, as per note 12 (suppliers’ costs).

28

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

28.        Additional information on the cash flow statement

Non-cash effects are presented below:

	Nine Months Ended
	9/30/2025	9/30/2024
		(As restated Note 2.3)
Addition to property, plant, and equipment in exchange for:
Lease	2,324	—
Suppliers	5,182	677
Stock-based compensation	(74)	1,352
Related parties	—	163
	7,432	2,192

Addition to exploration and evaluation assets in exchange for:
Stock-based compensation	450	995

Non-cash effects	7,882	3,187

29.        Subsequent events

In November 2025, the Company entered into an export prepayment trade finance agreement with a financial institution for a total amount of $8,800, with a maturity term of 180 days.

* * *

29